April 29, 2010

VIA EDGAR AND FACSIMILE

Mr. Jay E. Ingram
Legal Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:          Shuffle Master, Inc.
Form 10-K for the Fiscal Year Ended October 31, 2009 filed January 14, 2009
Definitive Proxy Statement on Schedule 14A filed on February 12, 2010, File No. 000-20820

Dear Mr. Ingram:

Shuffle Master, Inc. (the “Company”) is pleased to respond to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) as set forth in your letter dated April 1, 2010.  For ease of reference, each comment is repeated in italics below and followed by the Company’s response.

ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED OCTOBER 31, 2009

Item 1. Business, page 5

Intellectual Property, page 13

Intellectual Property Licenses, page 13

COMMENT

1.
We note your discussion about the multiple game license agreement with Delta Rangers.  Because it is not clear whether you are substantially dependent on the licensing arrangement with Delta, please advise if you considered filing your agreement with that company as an exhibit.  See Item 601(b)(10)(ii)(B) of Regulation S-K.

RESPONSE

The Company did not deem the Delta Rangers license agreement (the “Delta License”) to meet the requirements of Item 601(b)(10)(ii)(B) of Regulation S-K because the Delta License was not material to the Company, it was made in the ordinary course of business and it was not a licensing arrangement on which the Company was substantially dependent.  The Company continues to maintain that assessment.

Item 1A. Risk Factors, page 18

Risks Related to Our Business, page 18

COMMENT

2.
In future filings, please consider revising the first two risks factors to condense the disclosure about the risks being discussed, or otherwise ensure that each risk is separately addressed under a descriptive subcaption.  Current disclosure is quite lengthy and impedes the ability of the reader to easily assess the identified risks.

RESPONSE

In future filings, the Company will revise the first two risk factors to condense the disclosure about those risks or otherwise ensure that each risk is separately addressed under a descriptive subcaption so that the reader can more easily assess the identified risk.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

Results of Operations, page 38

Fiscal 2009 compared to Fiscal 2008, page 38

Revenue, page 38

COMMENT

3.
With a view toward future disclosure, please tell us whether there were unusual or infrequent events or transactions or any significant economic changes that caused the revenues of the ETS segment to decline by 42.2%.  Refer to Item 303(a)(3)(i) of Regulation S-K.

RESPONSE

The primary reason for the 42.2% decline in ETS sales and service revenue was our continued strategy of shifting our customers to lease our product rather than purchase our product, which is discussed on pages 7 and 30-31 of the Form 10-K.  The prior year period included a relatively significant amount of ETS sold seats as compared to fiscal 2009.  In fiscal 2009, we sold approximately 440 ETS seats as compared to 740 seats in fiscal 2008; a 40.5% decrease.  However, in fiscal 2009, we had approximately 2,134 ETS seats on lease as compared to 1,445 in fiscal 2008; a 48.0% increase.  The average sales price of an ETS seat is approximately $19,000, and the average monthly lease price of an ETS seat is approximately $450.  Thus, while the total installed base in the ETS segment grew from fiscal 2008 to fiscal 2009 due to new leased placements, the significant difference in the price point of a sale versus a lease resulted in a decline in ETS sales and service revenue from fiscal 2008 to fiscal 2009.

Item 9A.  Controls and Procedures, page 104

Evaluation of Disclosure Controls and Procedures, page 104

COMMENT

4.
It is unclear why you have included the last sentence in the second paragraph of your disclosure since, by definition, controls and procedures affect all information required to be disclosed under the Exchange Act, not just the financial statements.  Because of the determination as to whether the financial statements included in the annual report correctly present your financial condition is covered in the Section 302 certifications, in future filings, please remove the noted sentence.

RESPONSE

The Company will remove the noted sentence in all future filings.

COMMENT

5.
Please revise to state clearly, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level.  In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures in the first paragraph of your Item 9A disclosure.  Please refer to Section IIF.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238.

RESPONSE

Our principal executive officer and principal financial officer did conclude that our disclosure controls and procedures are effective at the reasonable assurance level.  In future filings, the Company will revise this disclosure to explicitly state, if true, that our principal executive officer and principal financial officer concluded that our disclosure controls and procedures are effective at the reasonable assurance level.

Internal Control Over Financial Reporting, page 104

Management’s Report On Internal Control Over Financial Reporting, page 104

COMMENT

6.
We note your disclosure that internal control over financial reporting “refers to the process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.”  This description appears to be based on the definition of internal control over financial reporting set forth in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.  As described, however, the description does not fully conform to the definition in those rules. Specifically, the description does not indicate that internal control over financial reporting includes those policies and procedures that:

1)	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the issuer;

2)
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the issuer are being made only in accordance with authorization of management and directors of the issuer; and

3)
Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the issuer’s assets that could have a material effect on the financial statements.

Please confirm that your description of internal control over financial reporting conforms to the definition contained in Rules 13a-15(f) and 15d-15(f) and revise accordingly in future filings.  Alternatively, you may simply state in future filings that your certifying officers concluded on the applicable dates that your internal control over financial reporting was effective.

RESPONSE

The Company confirms that its description of internal control over financial reporting was based on the definition set forth in Rules 13a-15(f) and 15d-15(f).  In future filings, the Company will simply state, if true, that our certifying officers concluded on the applicable dates that our internal control over financial reporting was effective.

Item15. Exhibits and Financial Statement Schedules, page 109

COMMENT

7.
We note that you have not filed the schedules and the exhibits to the Credit Agreement dated November 30, 2006 (Exhibit 10.13).  Please file the complete copy of the agreement with your next periodic report.

RESPONSE

The Company will file the complete copy of the Credit Agreement dated November 30, 2006 with its next periodic report.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A

Compensation Discussion and Analysis, page 17

Annual Cash Bonus, page 18

COMMENT

8.
At the beginning of page 19 you disclose that the company achieved 98% of the bonus threshold.  Your consolidated financial statements do not appear to present a Consolidated EBITDA figure.  Please tell us with a view toward future disclosures how you determined the actual level of target achievement.

RESPONSE

The Company had budgeted for Consolidated Adjusted EBITDA to be $62,065,000.  Actual Adjusted EBITDA was computed at $61,059,000, or 98% of the budget.  Budgeted Consolidated Adjusted EBITDA is confidential until the end of the applicable year.  The following reconciles Adjusted EBITDA for Budget and Actual to US GAAP measures:

	Budget	Actual
	(In thousands)
Income (Loss) from Continuing Operations	$16,033	$15,459
Other expense	6,636	3,810
Share-Based Compensation	4,858	6,480
Income Tax Provision	9,582	7,367
Depreciation and Amortization	23,837	23,515
Consolidated Adjusted EBITDA as reported in the Company’s 10/31/09 Press Release which was filed in an 8-K	$60,946	$56,631
Add: Cash Severance Charges not Budgeted (related to 3 executives)		$2,905
Add: Unusual or Non-Recurring Gains, Losses (i.e. Gain on Sale of Patent, Foreign Currency Exchange on Intercompany Loans, Inventory Write-downs)	$1,119	$1,523
Consolidated Adjusted EBITDA for Bonus Purposes	$62,065	$61,059

Based upon the % attainment and the Bonus matrix, bonuses were paid within the pre-authorized range at 100% for the Company-performance portion of the bonus.

COMMENT

9.
You disclose that each executive officer’s individual goals are measured in terms of strategic objectives and operational goals.  With respect to Mr. Parrott’s Individual Bonus, we note that in the middle of page 19 you have provided some qualitative disclosure of the compensation committee’s assessment of Mr. Parrott’s individual performance and the reasons behind the committee’s recommendation that he be granted 100% of his Individual Bonus yet you do not appear to have provided similar disclosure for the other named executive officers.  To the extent that the compensation committee’s decisions regarding a named executive officer’s individual performance were based upon a subjective evaluation, please ensure that you disclose each executive officer’s personal objectives by also identifying the specific contributions made by each executive and contextualize those achievements for purposes of demonstrating how they resulted in specific compensation decisions.  Refer to Item 402(b)(2)(vii) of Regulation S-K.  Although quantitative targets for subjective or qualitative assessments may not be required, you should provide insight of how qualitative inputs are translated into objective pay determinations.

RESPONSE

The specific individual goals and objectives for the named executive officers other than the Chief Executive Officer were aligned with the objectives of the new Chief Executive Officer and included the rebranding effort and customer relations, especially in light of a smooth transition to our new chief executive officer.  Twenty percent (20%) of an executive officer’s annual bonus is based on these individual goals.  The achievement of those goals is measured subjectively by the Chief Executive Officer who gives his recommendations to the compensation committee.  Because fiscal 2009 was a transition year with a new chief executive officer of the Company, the specific objectives were set later in the fiscal year.

COMMENT

10.
You disclose that Ms. Sawdon received $90,000 in spot bonuses for performance of additional duties as acting CFO; however, you disclosure does not elaborate on the factors considered by the compensation committee in granting Ms. Sawdon these bonuses or why the spot bonus amount was appropriate in light of the factors considered.  Please advise.

RESPONSE

From March 1, 2008 until July 31, 2009, Ms. Sawdon was our Acting Chief Financial Officer and took over those duties in addition to her duties as Senior Vice President and Chief Accounting Officer.  At that time, she did not receive any base salary increase for those additional duties.  After selection of a chief financial officer, Ms Sawdon worked with him for a smooth transition.  The compensation committee felt that Ms. Sawdon should be compensated for those additional duties that she performed during that 17 month period.  The spot bonus was determined based on estimation on what a chief financial officer with Ms. Sawdon's experience and skills would have received for the performance of those duties and then it was compared to Ms. Sawdon’s compensation and adjusted accordingly.

Long-Term Equity Incentives, page 20

COMMENT

11.
In the first paragraph you state that the long-term equity incentives “are performance-based and linked to business objectives and individual objectives.”  Based on your disclosures in the last paragraph, the vesting of the 2009 option awards appears to be service-based over a four-year period provided that the named executive officers remain employed with the company.  Please clarify whether the items enumerated in the bullet points on pages 20-21 relate to the determination of fiscal 2009 equity incentive awards.

RESPONSE

The considerations enumerated in the bullet points on pages 20-21 are some of the material factors considered in determining the individual size of individual grants of long-term equity incentives made during fiscal year 2009.  Many of these are inherently performance-based and linked to business objectives and others are subjective individual objectives, in each case relating to the immediate preceding fiscal year.  As stated in our proxy statement, most of the factors considered by the compensation committee in determining the size of long-term equity incentive awards are Company-based financial and strategic factors, however, subjective individual performance objectives are also considered.  Long-term equity incentives are also determined based on the position of an employee in the Company.  For example, executive officers receive more long-term equity incentives than other employees in the Company.  Long-term equity incentives are granted in December and are based on results of the immediate preceding fiscal year that ended in October.

The vesting of long-term equity incentive grants is typically over a four year period and is consistent with the compensation committee’s determination of all vesting of all equity grants for employees for fiscal 2009.    The four year period is also consistent with the use of equity grants as a means to foster a long term focus on our financial results and a way to link our executive officer’s equity to those of our shareholders, as well as a means to attract and retain executive officers.

COMMENT

12.
Please enhance the disclosure regarding the fiscal 2009 option grants to disclose in more detail the factors the compensation committee considered in determining the specific levels of this component of your compensation program.  For Messrs. Lopez, Snow and Smith and Ms. Sawdon, please provide substantive analysis and insight into why the compensation committee determined that the levels of equity compensation were appropriate in light of the factors considered in deriving those payouts.

RESPONSE

Please see our response to Comment 11, above.  Additionally, for fiscal 2009, the Company engaged, at the compensation committee’s direction, Exequity LLP to conduct a study of executive long-term equity incentives.  Exequity LLP was asked to provide information to the compensation committee to consider regarding awards of long-term equity incentives for executive officers.  The compensation committee used the information provided by Exequity LLP as a “reasonability check” of its equity granting practices and individual awards and to determine the appropriate aggregate amount of the awards to all participants in the equity program. For Messrs. Lopez, Snow and Smith, the compensation committee awarded each of them 55,000 stock options.  Except for Mr. Fox, who joined the Company in August 2009 and did not receive an annual long-term equity incentive award for fiscal 2009, Messrs. Lopez, Snow and Smith are the only other Executive Vice Presidents in the Company.  The compensation committee awarded Ms. Sawdon 20,000 stock options, which was the amount of stock options awarded to each Senior Vice President level employee in the Company.  The long-term equity incentive awards were granted based on the Company’s financial results, including but not limited to, the achievement of 98% of the Bonus Threshold, and were also granted based on the accomplishment of a seamless and smooth transition to a new chief executive officer.

Compensation Consultant, page 22

COMMENT

13.	Please describe the benchmarking parameters that the compensation committee considers for the purposes of setting the executive pay packages.

RESPONSE

The Company does not benchmark levels of pay or awards and no comparison on a position by position basis was used in setting executive pay packages for fiscal 2009.  The information provided by Exequity LLP was used to inform recommendations by management and decisions by the compensation committee with respect to long-term equity incentive grants.  Pay levels and long-term equity incentive grants are not compared on a position by position basis with any peers or other industry groups and specific parameters are not used in setting components of individual executive pay packages.  The information from the compensation consultant was used primarily to ensure that executive pay packages at the Company are reasonable and competitive within the market in which we compete for executive talent.

Potential Payments Upon termination of Changes in Control, page 35

Severance Benefits, page 35

COMMENT

14.	In future filings, please consider including footnote disclosure to direct reader to the narrative disclosure describing the severance benefits (see disclosure starting on page 37).

RESPONSE

In future filings, the Company will include a footnote to the severance benefits’ table directing the reader to the narrative disclosure of the executive officers’ severance benefits.

Independent Director Compensation – Fiscal 2009, page 42

COMMENT

15.
In future filings, please disclose the amount of the quarterly cash payment received by each independent director and how that amounts differs for the chairman of the board.  Also, confirm that no committee member receives any additional fees for serving on a committee.  Please see Item 402(k)(3) of Regulation S-K.

RESPONSE

In future filings, the Company will disclose the quarterly cash payments received by each independent director and how those amounts differ from the amounts received by the chairman of the board.  For fiscal 2009, no committee member received any additional fees for serving on a committee.

COMMENT

16.
We note footnote (2) disclosure to the tabular presentation on page 43.  With view toward future disclosure, please tell us why the values in column (c) differ from the $101,680 grant date fair value.  Also, please explain why the option awards to Messrs. Bailey and Warner resulted in higher values.

RESPONSE

Column (c) in the tabular presentation represents fiscal 2009 option expense recorded by the Company in the income statement for all outstanding Board of Director stock options.  The $101,680 footnote (2) represents the grant date fair market value of the fiscal 2009 Board of Director stock option awards (62,000 stock options) based on the Black-Scholes valuation method.

Your comment suggests that Messrs. Bailey and Warner had higher values.  We believe you intended to address Messrs. Peckman and Bailey.  Messrs. Peckman and Bailey were awarded additional stock grants upon joining the Board.  Each new Director is awarded 3,000 Restricted Stock Awards that generally vests over an 1 year cliff vesting period and 17,000 stock option awards that generally vests over a 2-year cliff vesting period.  Mr. Peckman joined the Board during fiscal 2007 and Mr. Bailey joined the Board during fiscal 2008.  The initial grants for the other remaining Board members were fully vested prior to fiscal 2009.

* * * *

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff wishes to discuss this response, please call the Company’s counsel, Kirk A. Davenport at (212) 906-1284 or Keith Halverstam at (212) 906-1761, of Latham & Watkins LLP.

Very truly yours,

/s/ LINSTER W. FOX
Linster W. Fox
Executive Vice President and Chief Financial Officer